SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2025

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Mediation and Conciliation Chamber of the Federal Public Administration

Rio de Janeiro, March 28, 2025 — Centrais Elétricas Brasileiras S.A. – Eletrobras, further to the relevant facts disclosed by the Company on January 8, April 3, July 31, and December 5, 2024, and February 28 and March 26, 2025, as well as to the market announcements disclosed on December 20, 2023, March 15, April 4, April 19, July 29, September 11, September 18, and December 17, 2024, and February 18, 2025, hereby informs that the Company and the Brazilian Company for Nuclear and Binational Energy Holdings (ENBPAR) have signed the instrument of immediate suspension and conditional termination of the investment agreement originally entered into on April 22, 2022, between Eletrobras and ENBPAR, pursuant to the Settlement Agreement arising from the work conducted by the Mediation and Conciliation Chamber of the Federal Administration (CCAF), established “for the purpose of attempting a conciliatory and consensual resolution between the parties,” pursuant to the decision rendered by Minister Nunes Marques, the rapporteur of Direct Action of Unconstitutionality (ADI) 7,385, pending before the Supreme Federal Court.

The Company also announces, on this date, the convening of an Extraordinary General Shareholders’ Meeting, to be held on April 29, 2025, which will resolve on the approval of the aforementioned Settlement Agreement, which shall subsequently be submitted for ratification by the Supreme Federal Court.

The Company will keep the market informed of developments on the matter.

Eduardo Haiama

Vice-President of Finance and Investor Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2025

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.